

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   May 9, 2017

Zonghua Chen
Chief Executive Officer
Uni Line Corp.
Guowei Industrial Building #125
Guowei Road, Liantang, Luohu
Shenzhen, Guangdong, China, 518004

>   **Re: Uni Line Corp.**
>   **Current Report on Form 8-K**
>   **Filed April 7, 2017**
>   **File No. 333-196336**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2.01, page 2

1. Please revise your disclosure to include all of the information required by Item 2.01 of Form 8-K, including a brief description of the assets acquired, the identity of the person or entity from which you acquired the assets, and the formula or principal that you used to determine the amount of consideration that you exchanged for the assets. In this regard, underlying contracts that effect the acquisition and the VIE structure should be included as part of this disclosure. Please furnish complete English translations for each of the exhibits with your amendment.

Business, page 3

Business Overview, Our Corporate History and Background, page 3

2. Please revise your Form 8-K to accurately describe the principal products you produce or the services that you render, in compliance with the applicable requirements of Item 1 of

Form 10 and Item 101 of Regulation S-K. Revise the disclosure in the first sentence to state what online services you expect to provide and the nature of the businesses to which you expect to offer your services. Further, revise the disclosure throughout the Business section to clarify whether you are in the commercial real estate, cloud computing, or logistics business, or some other business not readily identifiable from the disclosure.

3. Revise your disclosure at the top of page 3 to clarify what you mean by "an innovative O2O (online to offline) business platform operator covering both online E-commerce and offline commercial chain entity of three-dimensional synchronous operation together with integrated comprehensive services for customer manufacturing enterprises." For instance, please clarify what the online business platforms will be versus the physical facilities you may provide for customers. We also note your disclosure in the opening paragraph on page 1 that your business plan is based on a relatively new model. Please clarify in your Business Overview section why you feel your business plan is a relatively new model, explain briefly what an O2O business model is, and how your company fits that model.

4. We note your disclosure that you did not generate any revenue from your prior business, freshly squeezed juices, and that you derived all of your 2016 revenue from one customer. Please revise this section to include a discussion of the specific types of revenue you earned and the nature of the services or goods that you have provided to the customer to date. Please also file any material contracts related to the company's relationship with this customer as exhibits with your amendment, if applicable.

Sales and Marketing, page7

5. Please clarify here what products and services you are marketing.

Our customers, page 7

6. We note your disclosure on page 7 that you have one customer that accounted for all of your revenues. Please furnish the information required by Item 101(c)(vii) of Regulation S-K regarding the name of the customer.

Our Intellectual Property, page 7

7. Please revise your Intellectual Property disclosure to include the reasons that the patents are important to your business and the duration of each of the patents. Please also describe each patent using terms that are meaningful to investors and avoiding jargon. Refer to Item 101(c)(iv) of Regulation S-K.

Our Competition, page 9

8. Please revise your disclosure to include all of the information required by Item 101(c)(x) of Regulation S-K, including the principal methods which you would expect other

businesses to use in competing with yours. Please also explain how your business relates to commercial shopping centers and E-commerce business, which are both mentioned here.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

9. We note that the company currently has a working capital deficit of $531,125. Please revise your Business section to include a discussion of your practices and industry practices regarding working capital items, as required by Item 101(c)(vi) of Regulation S-K. If the nature of your business renders this discussion immaterial, tell us why in your response.

Properties, page 36

10. We note that you have 40 employees and that the size of your offices is less than 10,000 square feet. Please tell us how you accommodate your employees.

11. Please file the property lease as an exhibit with your amendment.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure